UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: May 24, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Proposed composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”), with and into HDFC Limited; and (ii) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”) (“Proposed Amalgamation”)

May 24, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs / Madam,

Sub:

Proposed composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”), with and into HDFC Limited; and (ii) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”) (“Proposed Amalgamation”)

This is in connection with our letter informing about the decision taken by the board of directors of HDFC Bank approving the Scheme under Sections 230 to 232 of the Companies Act, 2013, the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and other rules and regulations framed thereunder, subject to receipt of various statutory and regulatory approvals.

We also refer to our earlier letters, wherein we had informed you about receipt of no-objection/ approval letters including from stock exchanges, Reserve Bank of India, Securities and Exchange Board of India, Pension Fund Regulatory and Development Authority, Competition Commission of India and Hon’ble National Company Law Tribunal, Mumbai bench..

In this connection, we understand that Securities and Exchange Board of India (“SEBI”) vide its letter dated May 23, 2023 to HDFC Asset Management Company Limited (“HDFC AMC”), a subsidiary of HDFC Limited and a portfolio manager registered with SEBI has granted its final approval for the proposed change in control of HDFC AMC, subject to certain conditions mentioned in the said letter.

The Proposed Amalgamation is subject to inter alia receipt of certain approvals.

We request you to bring the above to the notice of all concerned.

Thank you.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary